UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2010

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 20, 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 October 2010
Number	29/10

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2010

This report covers the Group’s exploration and development activities for the quarter ended 30 September 2010. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years. This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 30 September 2010.

Development

During the quarter, the Douglas-Middelburg Optimisation Project (energy coal) was completed and delivered first coal on schedule and budget. This project will no longer be reported in future Exploration and Development Reports.

The approval of the Macedon Project (gas), offshore Western Australia was announced on 24 September 2010.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects
Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day	Approval announced, see news release dated 24 September 2010. Drilling campaign commenced. The overall project is 3% complete.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Topsides fabrication completed and en route to Trinidad. Installation campaign progressing. The overall project is 74% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Schedule and budget under review following advice from the operator.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	Schedule and budget under review following advice from the operator.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. The overall project is 84% complete.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule. The overall project is 56% complete.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Construction is 38% complete. The overall project is 53% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	On schedule and budget. Engineering is 82% complete. Construction is 21% complete. The overall project is 27% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	Engineering is 98% complete. Construction is 77% complete. The overall project is 79% complete. However, scope is currently being reviewed in order to confirm car dumping and ship loading requirements.

Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	Project is complete. First coal delivered on schedule and budget.

MAC20 Project (Australia)\ 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	On schedule and budget. Engineering is complete. Construction is 86% complete. The overall project is 92% complete.

Minerals Exploration

Grassroots exploration continued on copper targets in Chile and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was undertaken in a number of regions including Australia, Canada, South America and Africa.

For the quarter ended 30 September 2010, BHP Billiton spent US$129 million on minerals exploration, of which US$106 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2010.

Well	Location	BHP Billiton Equity	Status

Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% (Noble operator)	Temporarily suspended Hydrocarbons encountered

Black Pearl-1	Exmouth Sub-basin WA-42-L	71.43% (operator)	Plugged & abandoned Hydrocarbons encountered

Toroa-1	East Falkland Basin PL015_02	51% (operator)	Plugged & abandoned Dry hole

Furness C-1	Exmouth Sub-basin WA-255-P	50% (operator)	Plugged & abandoned Dry hole

Petroleum exploration expenditure for the quarter ended 30 September 2010 was US$74 million, of which US$56 million was expensed. Our guidance for petroleum exploration expenditure for the June 2011 financial year is unchanged at approximately US$900 million and is expected to be heavily weighted to the second half.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia Brendan Harris, Investor Relations Tel: +61 3 9609 4323 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United Kingdom & Americas Ruban Yogarajah, Media Relations Tel: +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 Email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia